News Release	NYSE-AMEX, TSX Symbol: NG

New Milestone Achieved as Permitting Commenced on Donlin Gold Project

- With Permitting Underway, Donlin Gold is Advancing Up the Value Chain

- Calista Leadership and NovaGold Affirm Views on Donlin Gold

All figures are in US dollars except where noted and shown on a 100% Project basis, of which NovaGold holds a 50% interest.

August 7, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, NYSE-MKT: NG) (“NovaGold” or “the Company”) is pleased to announce that Donlin Gold LLC, owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation (“Barrick Gold”), has commenced permitting of the Donlin Gold Project (“Donlin Gold” or the “Project”) located in Alaska. This announcement follows the Donlin Gold LLC Board of Directors recent approval of the Project’s Updated Feasibility Study. Barrick Gold and NovaGold have expressed that they are committed to advance the project through permitting.

Donlin Gold submitted a Plan of Operations and the Wetlands Permit Application under Section 404 of the U.S. Clean Water Act to the federal and state regulators, formally initiating the permitting process. This permit application is the driver for the start of the environmental review process under the National Environmental Policy Act (“NEPA”) leading to the development of an Environmental Impact Statement (“EIS”). Over the next few months, the notice of intent for the EIS is expected to be prepared and published by the U.S. Army Corps of Engineers and followed by public scoping for the NEPA process.

“This is a major milestone towards moving the world’s most significant undeveloped gold project up the value chain,” said Gregory Lang, NovaGold’s President and Chief Executive Officer. “Permitting is expected to take about three to four years, a very small percentage in comparison to the Project’s life cycle of approximately 27 years planned under the Updated Feasibility Study. The permitting costs are modest, with our share of expenditures expected to be approximately $20 million per year. During permitting, we will have opportunities to optimize costs and, by extension, the Project’s economics to further increase Donlin Gold’s value. We believe we can do so. With $300 million in cash, we have sufficient financial resources to advance Donlin Gold through permitting.”

“We also believe we will enjoy the benefits of a rising gold price. NovaGold and its shareholders strongly believe that the secular bull market in gold will continue for many years and appreciate the enormous leverage to gold that this project brings."

That leverage is indeed very significant. Donlin Gold’s after-tax Net Present Value ("NPV"), using the three-year trailing average of approximately $1,200 per ounce-gold and a 5% discount rate, was estimated at $547 million, as per the NovaGold news release announcing the results of the Donlin Gold updated feasibility study. This number rises to $6.2 billion if undiscounted. Importantly, the resultant NPV sensitivity analysis showed a more than eight-fold increase in value to $4.6 billion at $1,700 per ounce of gold ($14.6 billion if undiscounted), and then nearly a 50% further increase in NPV to $6.7 billion at $2,000 per ounce of gold. At the zero discount rate at which we believe North American assets may once again be rated, as they were not so long ago, that number rises to more than $19 billion.

Mr. Lang added: “Donlin Gold is well-positioned to evolve into a model next-generation gold mine which will deliver significant benefits to all its stakeholders, including the State of Alaska and our Alaska Native Corporation partners. This exceptionally large, long-life and geo-politically safe gold deposit provides its stakeholders with a unique opportunity for substantial wealth generation which should be accomplished in a socially and environmentally responsible fashion. Furthermore, with its strong and time-honored relationship with Calista Corporation and The Kuskokwim Corporation, who own the mineral and surface rights to Donlin Gold, our Project team can continue strengthening its well-established track record of social engagement and environmental stewardship in the community.”

June MacAtee, Calista Corporation’s Vice President, Land and Natural Resources commented on this important milestone: “Calista Corporation owns the subsurface lands that make up the Donlin Gold project. Calista identified the presence of lode gold mineralization at Donlin Creek more than twenty years ago. After more than 16 years of geologic exploration and environmental baseline studies, the Donlin Gold project has submitted its permit application to the Army Corps of Engineers and Alaska Department of Natural Resources to construct a mine. The permit application is a significant first step for the project in the permit process and Calista is encouraged by the progress that has been achieved thus far.”

“Calista supports responsible resource development projects. Approximately 100 state and federal permits will be required before construction can begin. The federal National Environmental Policy Act requires that there be opportunities for the public to give input on a proposed project during the permitting process. This process will take several years. Calista supports this process and encourages our Shareholders, Descendants and people living in our Region to educate themselves about the proposed project, and then, make their voices heard so that all issues are addressed.”

“The Alaska Native Claims Settlement Act of 1971 mandated the establishment and operation of Calista as a for-profit business, but also with very unique responsibilities. Calista was empowered to select and receive lands for subsistence and natural resource use; as well as, the obligation to create and build economic assets for its Shareholders. The corporation operates as a business generating profits for its owners--today and long into the future. But Calista must also protect the lands and resources, because our owners depend upon this land for subsistence foods, materials and year-round sustenance.”

“Calista Corporation will meet its duties and responsibilities through responsible and safe development of its lands. The Donlin Gold project presents us with an opportunity for tremendous economic potential right in our Region. As shown by the long pre-permitting stage, this large-scale project will be undertaken with careful consideration and research. Calista is committed to analyzing and monitoring each step of the process, because we understand what is at stake. Resource development can only proceed if it meets high standards of environmental protection, minimal impact on subsistence resources and promotion of economic opportunities for our people.”

Thomas Kaplan, NovaGold's Chairman, commented: “Commencement of permitting is a material and tangible milestone along the value chain for any major mining project and its stakeholders. Donlin Gold, however, is not just ‘any’ project. We firmly believe that Donlin Gold is poised to be seen by the investment community as the most important pure gold project in the world for all the right reasons: its extraordinary size, grade, production profile, mine life, exploration upside, strong local partnerships...and last, but by no means least, jurisdictional safety. It is unique in our industry.”

“It is for these reasons that we believe NovaGold represents one of the best value propositions in the gold space today. Putting aside our strong cash position and a half interest in Galore Creek, which is projected to be Canada’s largest copper mine, our share of Donlin Gold is a truly extraordinary asset. Notwithstanding the misinterpretation of Barrick Gold’s quarterly report last week, as it relates to Donlin Gold, the simple fact remains that nothing - literally nothing - has changed with regard to the Project itself. As Barrick Gold affirmed, and as we are reaffirming today, permitting is going ahead, and at a very reasonable cost to the co-owners. Once Donlin Gold is permitted several years from now, the co-owners of this project will have the first real opportunity to make a construction decision.”

“We all wish we could know exactly how the investment climate will appear in four years’ time. Thinking back on just how much the world has changed since 2008 is proof enough that we live in unpredictable times. For reasons ranging from this same unpredictability to more fundamental reasons of simple supply and demand, we are, however, confident of one long-term theme, and one theme alone: that the case for gold is strong, and getting stronger all the time. This unambiguously bullish commitment to gold, and only gold, underpins our corporate strategy...and the firm belief that Donlin Gold is on the path to being built into one of the world's biggest and best gold mines. Experienced observers will note that sentiment is like the seasons, and many who are presently espousing ‘hunker down’ in the gold industry will be clamoring, when the next leg in the bull market unfolds, to seek out projects with ‘leverage and growth’. In an era defined by asset scarcity, NovaGold provides one of the few institutional-quality ways to gain exposure to both.”

"Donlin Gold's exponential leverage to gold is clear. Yet, at its initial projected production of 1,500,000 ounces a year, as a growth story the Project is in a league of its own. In addition to its size, grade, exploration potential, and mine life, Donlin Gold will be only one of three million-plus ounce gold producers to be located in North America, one of the world's safest geopolitical jurisdictions.”

“It's hard to overstate the importance of this last point, for we believe that investors are beginning to grasp the increasingly ‘existential’ nature of jurisdictional safety and will soon recognize what a jewel Donlin Gold represents. Resource nationalism and an accelerating unreliability in the political landscape in many of the world's most prolific mining districts are evolving aggressively, and will likely continue to develop very unpleasantly, into the single greatest challenge for mining companies and their investors. We believe even topical subjects such as capital expenditures will pale into relative insignificance when compared with the apprehension created by investments being held hostage to the whims and uncertainties of difficult jurisdictions. Thus, while great assets in the gold industry are very rare and, as seen by declining grades in the large-scale projects and a lack of new discoveries, getting rarer still... the truly great assets like Donlin Gold, which resides in a safe country which adheres to the rule of law and enjoys political stability in a world characterized by disturbing trends away from both of these virtues, is rarer still. The permitting procedure in the United States may take a bit longer than it does in some of the more exotic mining jurisdictions, but the flip side of this process is that when it is finalized and if ultimately the mine goes into production, the investors have peace of mind knowing that when they wake up in the morning, they will still own the mine and its profits. Seeing the world through this prism, we believe that Donlin Gold is uniquely attractive, and that, despite recent market turbulence, a pure play on the Donlin Gold asset should be seen to be a ‘must own’ value and growth stock for those who want to have the leverage of a safe, pure gold developer in their portfolio. To put it simply, the value proposition for NovaGold is about having all the leverage to gold one could want...but also, of equal importance, to have it located in a jurisdiction that will allow one to keep the dividends of that leverage for decades and decades to come."

"That we are embarking upon the permitting process with Greg Lang on our side of the table can give us confidence in what the future will bring. He has an impeccable track record of building major mines on-budget and on-time and operating them cost-efficiently with a great attention to safety and social responsibility. While Greg's move to NovaGold was statement enough as to his belief in Donlin Gold, it is indeed hard to find people more qualified than Greg Lang to represent NovaGold's share of the project as we take it along the value chain. With today's announcement, a new chapter in this exceptional story has just begun."

About NovaGold

NovaGold is a well-financed precious metals company engaged in the exploration and development of mineral properties in North America. The Company’s flagship asset is its 50%-owned Donlin Gold project in Alaska, one of the safest jurisdictions in the world. With approximately 39 million ounces of gold in the Measured and Indicated resource categories (541 million tonnes at an average grade of approximately 2.2 grams per tonne), Donlin Gold is regarded to be one of the largest, and most prospective known gold deposits in the world. According to the Updated Feasibility Study, once in production, Donlin Gold should average approximately 1.5 million ounces of gold per year for the first five years, followed by decades of more than one million ounces per year. Donlin Gold has substantial exploration potential beyond the designed footprint which currently covers only three kilometers of an approximately eight-kilometer strike length of the property. A significant milestone was recently achieved with the commencement of permitting at Donlin Gold, which is expected to take between three to four years. NovaGold also owns 50% of the Galore Creek copper-gold-silver project located in northern British Columbia. According to the 2011 Pre-Feasibility Study, Galore Creek is expected to be the largest copper mine in Canada, a tier-one jurisdiction, when it is put into production. NovaGold is currently evaluating opportunities to sell all or a portion of its interest in Galore Creek and will apply the proceeds toward the development of Donlin Gold. NovaGold has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

Scientific and Technical Information

Scientific and technical information contained herein with respect to Donlin Gold is derived from the “Donlin Gold Project NI 43-101 Technical Report” compiled by AMEC, Kirk Hanson, P.E., Technical Director, Open Pit Mining, North America, (AMEC, Reno), Gordon Seibel, R.M. SME, Principal Geologist, (AMEC, Reno), Tony Lipiec, P.Eng. Manager Process Engineering (AMEC, Vancouver) are the Qualified Persons responsible for the preparation of the independent technical report, each of whom are independent “qualified persons” as defined by NI 43-101.

NovaGold Contact:

Mélanie Hennessey
Vice President, Corporate Communications

Erin O’Toole
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable securities legislation, including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, the timing of permitting and potential development of the Project, statements relating to NovaGold’s future operating and financial performance, outlook, and the potential sale of all or part of NovaGold’s interest in Galore Creek are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible”, and similar expressions, or statements that events, conditions, or results “will”, “may”, “could”, or “should” occur or be achieved. These forward-looking statements may include statements regarding perceived merit of properties; exploration results and budgets; mineral reserves and resource estimates; work programs; capital expenditures; timelines; strategic plans; completion of transactions; market prices for precious and base metals; intended use of proceeds; or other statements that are not statements of fact. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold Corporation and Teck Resources Limited for the continued exploration and development of the Donlin Gold and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases, which could include significant increases in estimated capital and operating costs; fluctuations in metal prices and currency exchange rates; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year-ended November 30, 2011, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.